

December 29, 2010

Mr. Anthony Lombardo
President and Chief Executive Officer
HighLight Networks, Inc.
215 South Riverside Dr., Suite 12
Cocoa, FL 32922

       Re: HighLight Networks, Inc.
              Form 10-K for the fiscal year ended June 30, 2010, as amended
              Filed October 18, 2010 and December 20, 2010

              Form 10-Q for the quarterly period ended September 30, 2010
              File No. 333-153575

Dear Mr. Lombardo:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director